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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                                Amendment No. 2

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                POLK AUDIO, INC.
                                (Name of Issuer)

                                POLK AUDIO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   730900-10-7
                      (CUSIP Number of Class of Securities)

                                GEORGE M. KLOPFER
                             CHIEF EXECUTIVE OFFICER
                                POLK AUDIO, INC.
                                5601 METRO DRIVE,
                            BALTIMORE, MARYLAND 21215
                                  410-358-3600

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                            LAWRENCE R. SEIDMAN, ESQ.
                             PIPER & MARBURY L.L.P.
                             36 SOUTH CHARLES STREET
                            BALTIMORE, MARYLAND 21201
                                  410-576-5013

                                 MARCH 30, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)



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                            CALCULATION OF FILING FEE

=================================================================================
         Transaction Valuation(1)                   Amount of Filing Fee(2)
=================================================================================
              $10,320,000                                  $2,064
=================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $2,064                     Filing Party:   Polk Audio, Inc.
Form or Registration No.:    5-372 26                   Date Filed:     March 30, 1999






------------------
(1) The total transaction value is based on a maximum aggregate offer price of $12.00 based on the purchase of 860,000 Shares, pursuant to the terms of the offer.

(2)  Calculated as 1/50 of 1% of the transaction value.

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                                  INTRODUCTION

     This Amendment No. 2 to the Issuer Tender Offer Statement (the "Statement") is being filed by Polk Audio, Inc., a Maryland corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder in connection with the tender offer by the Company to purchase up to 860,000 (or such lesser number as are properly tendered) of its shares of common stock, $0.01 par value per share (the "Shares"), at a price of $12.00 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal dated March 30, 1999 (which together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

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     ITEM 8.   ADDITIONAL INFORMATION.

     The Offer expired at 12:00 am midnight, eastern daylight time, on April 30, 1999. Based on the final count by American Stock Transfer & Trust Company, the Depositary for the Offer, 581,167 shares of the Company's common stock were properly tendered pursuant to the Offer. Under the terms of the Offer, the Company accepted for purchase and purchased all of the 581,167 shares.

     On May 4, 1999, the Company issued a press release announcing the expiration of the Offer and final results of the Offer. A copy of the press release issued by the Company on May 4, 1999, is attached hereto as Exhibit
(a)(9) and incorporated herein by reference.
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      ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

      (a)(9) Press Release issued by the Company on May 4, 1999.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 1999


                                                POLK AUDIO, INC.

                                                By: /s/ George M. Klopfer
                                                   -----------------------------
                                                Name:   George M. Klopfer
                                                Title: Chief Executive Officer

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                                  EXHIBIT INDEX

     (a)(9) Press Release issued by the Company on May 4, 1999.